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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    ---------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 1)(1)



                              NCS HealthCare, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   628874 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    ---------

--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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
---------------------------------------                                        --------------------------------------
                                                         13G
CUSIP NO. 628874 10 9                                                          PAGE 2 OF 6 PAGES
---------------------------------------                                        --------------------------------------

--------- --------------------------------------------------------------------------------------------------------------

1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Jon H. Outcalt
--------- --------------------------------------------------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)  [ ]
                                                                                                  (b)  [ ]

          Not Applicable
--------- --------------------------------------------------------------------------------------------------------------

3.        SEC USE ONLY


--------- --------------------------------------------------------------------------------------------------------------

4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- --------------------------------------------------------------------------------------------------------------
        NUMBER OF          5.    SOLE VOTING POWER          3,478,586

         SHARES
                           ----- ---------------------------------------------------------------------------------------
      BENEFICIALLY         6.    SHARED VOTING POWER        32,363

        OWNED BY
                           ----- ---------------------------------------------------------------------------------------
          EACH             7.    SOLE DISPOSITIVE POWER     3,478,586

        REPORTING
                           ----- ---------------------------------------------------------------------------------------
       PERSON WITH         8.    SHARED DISPOSITIVE POWER   32,363

-------------------------- ----- ---------------------------------------------------------------------------------------

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,510,949
--------- --------------------------------------------------------------------------------------------------------------

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                                                    [  ]
          Not Applicable
--------- --------------------------------------------------------------------------------------------------------------

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          22.2%
--------- --------------------------------------------------------------------------------------------------------------

12.       TYPE OF REPORTING PERSON*

          IN
--------- --------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1(a).    NAME OF ISSUER:

               NCS HealthCare, Inc.
              -----------------------------------------------------------------

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               3201 Enterprise Parkway, Suite 220, Beachwood, OH  44122
              -----------------------------------------------------------------

ITEM 2(a).    NAME OF PERSON FILING:

               Jon H. Outcalt
              -----------------------------------------------------------------

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               3201 Enterprise Parkway, Suite 220, Beachwood, OH  44122
              -----------------------------------------------------------------

ITEM 2(c).    CITIZENSHIP:

               United States
              -----------------------------------------------------------------

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:

                Class A Common Stock, $.01 par value
              -----------------------------------------------------------------

ITEM 2(e)     CUSIP NUMBER:

                628874 10 9
              -----------------------------------------------------------------

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)      [ ]  Broker or dealer registered under Section 15 of the Act,

     (b)      [ ]  Bank as defined in Section 3(a)(6) of the Act,

     (c)      [ ]  Insurance Company as defined in Section 3(a)(19) of the
                   Act,

     (d)      [ ]  Investment Company registered under Section 8 of the
                   Investment Company Act,

     (e)      [ ]  Investment Adviser registered under Section 203 of the
                   Investment Advisers Act of 1940,

     (f)      [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),


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     (g)          Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G); see Item 7,

     (h)          Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                  Not Applicable


ITEM 4.        OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount beneficially owned:

                    3,510,949 shares of Class A Common Stock (1)(2)(3)
                  --------------------------------------------------------------

         (b)      Percent of class:

                    22.2% (3)
                  --------------------------------------------------------------

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote   3,478,586 (1)
                                                                    --------------------

                  (ii)     Shared power to vote or to direct the vote    32,363 (2)
                                                                      ------------------

                  (iii)    Sole power to dispose or to direct the disposition of   3,478,586 (1)
                                                                                 ---------------------

                  (iv)     Shared power to dispose or to direct the disposition of    32,363 (2)
                                                                                   --------------------

Instruction.      For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

(1) Includes (a) 3,476,086 shares of Class B Common Stock, $.01 par value ("Class B Common Stock") and (b) 2,500 shares of Class A Common Stock underlying options. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

(2) 32,363 shares of Class A Common Stock owned of record by the reporting person's wife.

(3) Assumes conversion of all shares of Class B Common Stock held by reporting person into shares of Class A Common Stock.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not Applicable


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable


ITEM 10.      CERTIFICATION.

         Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 6, 1998
                                          ----------------------------------------------
                                                             (Date)

                                          /s/ Jon H. Outcalt
                                          ----------------------------------------------
                                                          (Signature)


                                          Jon H. Outcalt/Chairman of the Board
                                          ----------------------------------------------
                                                         (Name/Title)
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